CUSIP No. 84842R304	Schedule 13G	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spherix Incorporated
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

84842R304
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84842R304	Schedule 13G	Page 2 of 6 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 167,274 shares of Common Stock 2,064,610 shares of Common Stock issuable upon conversion of shares of convertible preferred stock (see Item 4)*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 167,274 shares of Common Stock 2,064,610 shares of Common Stock issuable upon conversion of shares of convertible preferred stock (see Item 4)*
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

167,274 shares of Common Stock

2,064,610 shares of Common Stock issuable upon
conversion of shares of convertible preferred stock
(see Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.9% (see item 4)*
12.	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, these reported securities are subject to a blocker of 9.99% and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 84842R304	Schedule 13G	Page 3 of 6 Pages

1.	Names of Reporting Persons Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 167,274 shares of Common Stock 2,064,610 shares of Common Stock issuable upon conversion of shares of convertible preferred stock (see Item 4)*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 167,274 shares of Common Stock 2,064,610 shares of Common Stock issuable upon conversion of shares of convertible preferred stock (see Item 4)*
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

167,274 shares of Common Stock

2,064,610 shares of Common Stock issuable upon
conversion of shares of convertible preferred stock
(see Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.9% (see item 4)*
12.	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, these reported securities are subject to a blocker of 9.99% and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 84842R304	Schedule 13G	Page 4 of 6 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 167,274 shares of Common Stock 2,064,610 shares of Common Stock issuable upon conversion of shares of convertible preferred stock (see Item 4)*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 167,274 shares of Common Stock 2,064,610 shares of Common Stock issuable upon conversion of shares of convertible preferred stock (see Item 4)*
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

167,274 shares of Common Stock

2,064,610 shares of Common Stock issuable upon
conversion of shares of convertible preferred stock
(see Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.9% (see item 4)*
12.	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, these reported securities are subject to a blocker of 9.99% and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 84842R304	Schedule 13G	Page 5 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on February 14, 2013 (the “Original Schedule 13G”) with respect to the shares of common stock, par value $0.01 per share, (the “Common Stock”) of Spherix Incorporated, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2014, indicates that the total number of outstanding shares of Common Stock as of December 31, 2013 was 3,569,895. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company’s outstanding shares of Common Stock and assumes the conversion of the reported convertible preferred stock (the “Reported Convertible Preferred Stock”) subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Reported Convertible Preferred Stock, the Reporting Persons cannot convert any of the Reported Convertible Preferred Stock if the Reporting Persons would beneficially own, after any such conversion more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert all of the Reported Convertible Preferred Stock due to the 9.99% Blocker.

In addition to the reported securities, the Reporting Persons hold certain warrants to purchase up to 6,759 shares of Common Stock and shares of Convertible Preferred Stock convertible into two shares of Common Stock. However, pursuant to the terms of these securities, the Reporting Persons cannot exercise or convert any of these securities until such time as the Reporting Persons would not beneficially own, after any such exercise or conversion, more than approximately 4.99% of the outstanding shares of Common Stock (the “4.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 4.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise or convert any of such securities due to the 4.99% Blocker.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 84842R304	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2014

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe